SEC FILE NUMBER
001-32375
CUSIP NUMBER
205684103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Comstock Holding Companies, Inc.

Full Name of Registrant

Former Name if Applicable

1886 Metro Center Drive, Fourth Floor

Address of Principal Executive Office (Street and Number)

Reston, VA 20190

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Comstock Holding Companies, Inc. (the “Company”) has been working diligently internally to complete all of the required information for its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), the Company is unable, without unreasonable effort or expense, to complete the financial statements and related disclosures to be included in the Form 10-K on or before March 31, 2015. The Company has experienced unanticipated delays in the preparation of the Form 10-K, primarily as a result of the accounting associated with its most recent private placement offering, the Comstock Growth Fund. The time, effort and staffing requirements necessary to complete the required calculations, accounting and reviews have been greater than expected. In addition, the Company is working with its lenders to finalize the extension of $9.8 million in project loans that matured on March 25, 2015.

The Company expects that it will be able to complete the work described above and secure the necessary extension from the lenders in time for the Company to file its Form 10-K for the fiscal year ended December 31, 2014 within the fifteen-day extension provided by Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph Squeri	703	230-1230
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because of the complexity surrounding the accounting for the Comstock Growth Fund and the work necessary to finalize the extension of $9.8 million in project loans that matured on March 25, 2015, the completion of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 remains in progress. Total revenues for the fourth quarter of 2014 were $9.8 million versus $21.3 million for the fourth quarter of 2013. Total revenues for fiscal year 2014 were $48.0 million versus $54.6 million for fiscal year 2013. The Company expects to report a net loss of $(6.8) million or $(.32) per diluted share in 2014 compared to $(2.0) million or $(.10) per diluted in 2013. Included in the 2014 results is an impairment charge of $(2.7) million or $(.13) per diluted share related to its Momentum Shady Grove project. On April 1, 2015, the Company filed a Form 8-K with the Securities and Exchange Commission regarding its unaudited 2014 financial results. The Company intends to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 on or before the fifteenth calendar day following the prescribed due date.

Comstock Holding Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2015	By:	/s/ Joseph M. Squeri
		Name:	Joseph M. Squeri
		Title:	Chief Financial officer